REPORT ON VOTING RESULTS

Annual Meeting of Unitholders

April 30, 2012

National Instrument 51-102 – Section 11.3 (Canada)	Form 6-K (U.S.A.)

The Annual Meeting of Unitholders of Brookfield Canada Office Properties (the “Trust”) was held on April 30, 2012 in Toronto, Ontario. At this meeting, there were 98 unitholders represented in person or by proxy holding 16,475,612 Trust units, representing approximately 63.09% of the 26,114,287 issued and outstanding Trust units and 2 unitholders represented in person or by proxy holding 67,088,022 Special Voting units, representing 100% of the issued and outstanding Special Voting units.

Election of Trustees

All of the trustees nominated for election at the meeting were elected by acclamation. Management received proxies to vote for the election of trustees and the allocation of the votes among the elected trustees was as follows:

	Trustee	Votes For	% of Votes Cast by Proxy	Votes Withheld
Trust Units	Colum Bastable	16,436,491	99.98	2,483
	Richard B. Clark	15,863,897	96.50	575,077
	Thomas F. Farley	15,863,797	96.50	575,177
	Roderick D. Fraser	16,429,186	99.94	9,788
	Paul D. McFarlane	16,436,668	99.99	2,306
	Michael F. B. Nesbitt	16,435,368	99.98	3,606
	T. Jan Sucharda	15,863,431	96.50	575,543

Special Voting Units	Colum Bastable	67,088,022	100.00	nil
	Richard B. Clark	67,088,022	100.00	nil
	Thomas F. Farley	67,088,022	100.00	nil
	Roderick D. Fraser	67,088,022	100.00	nil
	Paul D. McFarlane	67,088,022	100.00	nil
	Michael F. B. Nesbitt	67,088,022	100.00	nil
	T. Jan Sucharda	67,088,022	100.00	nil

Appointment of Auditors

The resolution to appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Trust to hold office until the next Annual Meeting of Unitholders and to authorize the trustees to fix the remuneration to be paid to the auditors was approved by a majority of the Trust unitholders and the Special Voting unitholders. Management received proxies to vote on this resolution as follows:

	Outcome	Votes For	% of Votes Cast by Proxy	Votes Withheld
Trust Units	Carried	16,474,432	99.99	856
Special Voting Units	Carried	67,088,022	100.00	nil

There were no other matters to come before the meeting that required a vote by either the Trust unitholders or the Special Voting unitholders.

Date: May 14, 2012.	BROOKFIELD CANADA OFFICE PROPERTIES

/s/ “Michelle L. Campbell”
Michelle L. Campbell
Assistant Secretary

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